Exhibit (c)(i)

                     (MacKenzie Patterson, Inc. Letterhead)

October 15, 1999

Mr. Alan Rothschild
NorthStar Presidio
411 West Putnam Avenue, Suite 270
Greenwich, CT  06830
By Facsimile and Overnight Mail 203-862-7460

Re: RESOURCES ACCRUED MORTGAGE INVESTORS L.P. - SERIES 86

Dear Mr. Rothschild:

Thank you for taking the time to speak with us on the phone yesterday. As we mentioned, our company, MacKenzie Patterson Inc., manages several hedge funds which concentrate on real estate securities. Through several of our Funds, we own units of Resources Accrued Mortgage Investors 86 (Ram 86). We believe the potential in this fund to be high and would like to discuss a possible sale of your General Partnership interest in conjunction with a merger or acquisition of the partnership as a whole. In our experience it is best to be "friendly" in our approach and to that end we would prefer to negotiate with NorthStar Presidio directly. We are willing to pay your company $600,000 for your general partnership interest, which we believe is an extremely generous valuation of the income stream you might hope to achieve in the future.

We would make said offer in conjunction with an offer to purchase all of the outstanding units in Ram 86 from the current unit holders. The only valuation you have provided indicates a unit net asset value approaching $11 per unit, but we know that this does not attribute any value to the Berkeley office building note, a note we believe does, in fact, have value. We propose to offer limited partners $12 per unit, a price in excess of the indicated value, but we would certain consider a higher offer upon demonstration by you that the net asset value per partnership unit exceeds $12 substantially.

Such an offer, if accepted, would require approximately $4,600,000. We currently have well over $5,000,000 in cash evidence of which we are willing to demonstrate; in addition, we have liquid assets which are available to fund this investment which exceed $10,000,000. We are prepared to make a good-faith deposit into escrow of $200,000 upon acceptance in principal of the terms of the consolidation, and would expect to close on the transaction shortly after the first of the year, at date we presume will be more favorable for your partners than a 1999 closing date.

We would appreciate hearing from you by Wednesday, October 20 so that, in the unhappy event we cannot agree upon terms, we can explore other avenues of acquisition. I can be reached directly at 925-631-9100 ext. 204.

Sincerely,
                                                           From the desk of...

                                                                C.E. Patterson
C.E. Patterson                                                       President
President                                            MacKenzie Patterson, Inc.
                                                            1640 School Street
cc:  Ed Sheetz                                        Moraga, California 94556
                                                                  925-631-9100
                                                             Fax: 925-631-9119